Exhibit 99.1

COSTAMARE INC.

Condensed Consolidated Balance Sheets

As of December 31, 2016 and June 30, 2017

(Expressed in thousands of U.S. dollars)

	December 31, 2016	June 30, 2017
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$164,898	$195,023
Restricted cash	6,882	6,462
Accounts receivable	971	3,916
Inventories (Notes 2 and 5)	11,415	10,360
Due from related parties (Notes 3 and 9)	3,447	3,928
Fair value of derivatives (Notes 18 and 19)	-	416
Insurance claims receivable	2,886	2,722
Prepaid lease rentals (Note 11)	8,752	8,752
Accrued charter revenue (Note 12)	408	391
Prepayments and other	3,914	4,007
Vessel held for sale (Note 6)	6,256	7,035
Total current assets	209,829	243,012
FIXED ASSETS, NET:
Capital leased assets (Note 11)	384,872	422,603
Vessels, net (Note 6)	1,688,285	1,643,985
Total fixed assets, net	2,073,157	2,066,588
NON-CURRENT ASSETS:
Equity method investments (Notes 2 and 9)	153,126	160,789
Prepaid lease rentals, non-current (Note 11)	51,670	47,330
Accounts receivable, non-current (Note 3)	1,575	1,725
Deferred charges, net (Note 7)	20,367	18,256
Restricted cash	38,783	36,480
Fair value of derivatives, non-current (Notes 18 and 19)	762	2,186
Accrued charter revenue, non-current (Note 12)	185	-
Other non-current assets (Note 4)	8,970	9,191
Total assets	$2,558,424	$2,585,557
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$198,277	$180,961
Accounts payable	3,848	4,642
Due to related parties (Note 3)	191	218
Capital lease obligations, net (Note 11)	29,059	32,351
Accrued liabilities	11,109	11,488
Unearned revenue (Note 12)	19,668	17,087
Fair value of derivatives (Notes 18 and 19)	16,161	9,927
Other current liabilities	1,673	1,615
Total current liabilities	279,986	258,289
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	856,330	754,482
Capital lease obligations, net of current portion (Note 11)	331,196	356,233
Unearned revenue, net of current portion (Note 12)	16,488	14,948
Total non-current liabilities	1,204,014	1,125,663
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 14)	-	-
Common stock (Note 14)	9	10
Additional paid-in capital (Note 14)	1,057,423	1,162,148
Retained earnings	31,416	48,745
Accumulated other comprehensive loss (Notes 18 and 20)	(14,424)	(9,298)
Total stockholders’ equity	1,074,424	1,201,605
Total liabilities and stockholders’ equity	$2,558,424	$2,585,557

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

1

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Income

For the six-month periods ended June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

	Six-month periods ended June 30,
	2016	2017
REVENUES:
Voyage revenue	$239,799	$210,541
EXPENSES:
Voyage expenses	(1,040)	(1,573)
Voyage expenses-related parties (Note 3)	(1,798)	(1,579)
Vessels’ operating expenses	(52,459)	(50,847)
General and administrative expenses	(1,618)	(1,554)
General and administrative expenses – related parties (Note 3)	(3,996)	(3,328)
Management fees-related parties (Note 3)	(9,570)	(9,387)
Amortization of dry-docking and special survey costs (Note 7)	(3,940)	(3,911)
Depreciation (Notes 6, 11 and 20)	(50,569)	(48,515)
Amortization of prepaid lease rentals, net (Note 11)	(2,477)	(4,320)
Loss on sale / disposal of vessels, net (Note 6)	-	(3,638)
Loss on vessel held for sale (Note 6)	-	(2,732)
Foreign exchange gains / (losses), net	(229)	31
Operating income	112,103	79,188
OTHER INCOME / (EXPENSES):
Interest income	737	1,116
Interest and finance costs (Note 16)	(36,676)	(35,338)
Equity gain / (loss) on investments (Note 9)	(405)	887
Other, net	538	606
Loss on derivative instruments, net (Note 18)	(4,259)	(396)
Total other expenses	(40,065)	(33,125)
Net Income	$72,038	$46,063
Earnings allocated to Preferred Stock (Note 15)	(10,473)	(10,473)
Net income available to Common Stockholders	61,565	35,590
Earnings per common share, basic and diluted (Note 15)	$0.82	$0.38
Weighted average number of shares, basic and diluted	75,474,844	93,851,789

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

2

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the six-month periods ended June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars)

	Six-month periods ended June 30,
	2016	2017
Net income for the period	$72,038	$46,063
Other comprehensive income / (loss):
Unrealized gain / (loss) on cash flow hedges, net (Notes 18 and 20)	(3,061)	5,095
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	51	31
Other comprehensive income / (loss) for the period	$(3,010)	$5,126
Total comprehensive income for the period	$69,028	$51,189

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

3

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Stockholders’ Equity

For the six-month periods ended June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
BALANCE, January 1, 2016	4,000,000	$-	4,000,000	$-	2,000,000	$-	75,398,400	$8	$963,904	$(44,649)	$44,247	$963,510
- Net income	-	-	-	-	-	-	-	-	-	-	72,038	72,038
- Issuance of common stock (Notes 3 and 14)	-	-	-	-	-	-	299,200	-	2,747	-	-	2,747
- Dividends - Common stock	-	-	-	-	-	-	-	-	-	-	(43,774)	(43,774)
- Dividends - Preferred stock	-	-	-	-	-	-	-	-	-	-	(10,531)	(10,531)
- Other comprehensive loss	-	-	-	-	-	-	-	-	-	(3,010)	-	(3,010)
BALANCE, June 30, 2016	4,000,000	$-	4,000,000	$-	2,000,000	$-	75,697,600	$8	$966,651	$(47,659)	$61,980	$980,980

BALANCE, January 1, 2017	4,000,000	$-	4,000,000	$-	2,000,000	$-	90,424,881	$9	$1,057,423	$(14,424)	$31,416	$1,074,424
- Net income	-	-	-	-	-	-	-	-	-	-	46,063	46,063
- Issuance of common stock (Notes 3 and 14)	-	-	-	-	-	-	15,565,567	1	105,037	-	-	105,038
- Issuance of common stock - expenses (Notes 3 and 14)	-	-	-	-	-	-	-	-	(312)	-		(312)
- Dividends - Common stock	-	-	-	-	-	-	-	-	-	-	(18,202)	(18,202)
- Dividends - Preferred stock	-	-	-	-	-	-	-	-	-	-	(10,532)	(10,532)
- Other comprehensive income	-	-	-	-	-	-	-	-	-	5,126	-	5,126
BALANCE, June 30, 2017	4,000,000	$-	4,000,000	$-	2,000,000	$-	105,990,448	$10	$1,162,148	$(9,298)	$48,745	$1,201,605

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

4

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars)

	Six-month periods ended June 30,
	2016	2017
Cash Flows From Operating Activities:
Net income:	$72,038	$46,063
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	50,569	48,515
Amortization of debt discount	(321)	(348)
Amortization of prepaid lease rentals, net	2,477	4,320
Amortization and write-off of financing costs	885	1,068
Amortization of deferred dry-docking and special survey costs	3,940	3,911
Equity based payments	2,747	2,078
Gain on derivative instruments, net	(84)	(1,229)
Loss on sale / disposal of vessels, net	-	3,638
Loss on vessel held for sale	-	2,732
Equity (gain) / loss on investments	405	(887)
Changes in operating assets and liabilities:
Accounts receivable	(1,089)	(695)
Due from related parties	2,265	(481)
Inventories	(196)	1,055
Insurance claims receivable	(2,040)	164
Prepayments and other	(641)	(93)
Accounts payable	1,238	794
Due to related parties	(139)	27
Accrued liabilities	319	(1,243)
Unearned revenue	(4,595)	(2,781)
Other current liabilities	(71)	(58)
Dry-dockings	(5,868)	(1,802)
Accrued charter revenue	(2,067)	(5,599)
Net Cash provided by Operating Activities	119,772	99,149
Cash Flows From Investing Activities:
Equity method investments	(11,715)	(7,046)
Dividend from equity method investees	-	270
Debt securities capital redemption	46	-
Vessel acquisitions / Additions to vessel cost	(2,563)	(54,523)
Proceeds from the sale of vessels, net	-	9,942
Net Cash used in Investing Activities	(14,232)	(51,357)
Cash Flows From Financing Activities:
Offering proceeds, net of related expenses	-	91,675
Capital lease proceeds	-	41,600
Capital lease repayment	(7,125)	(14,876)
Proceeds from long-term debt	39,000	-
Repayment of long-term debt	(92,630)	(119,880)
Payment of financing costs	(682)	(1,147)
Dividends paid	(54,305)	(17,762)
Decrease in restricted cash	9,836	2,723
Net Cash used in Financing Activities	(105,906)	(17,667)
Net (decrease) / increase in cash and cash equivalents	(366)	30,125
Cash and cash equivalents at beginning of the period	100,105	164,898
Cash and cash equivalents at end of the period	$99,739	$195,023
Supplemental Cash Information:
Cash paid during the period for interest	$23,031	$27,923

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

5

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). On March 27, 2012, October 19, 2012, December 5, 2016 and May 31, 2017, the Company completed four follow-on public offerings in the United States under the Securities Act and issued 7,500,000 shares, 7,000,000 shares, 12,000,000 shares and 13,500,000 shares, respectively, par value $0.0001, at a public offering price of $14.10 per share, $14.00 per share, $6.00 per share and $7.10 per share, respectively. During 2015, the Company issued 448,800 shares to Costamare Shipping Company S.A. and 149,600 to Costamare Shipping Services Ltd. (Note 3). During 2016, the Company issued 598,400 shares, in aggregate, to Costamare Shipping Services Ltd. (Note 3). Additionally, during the six-month period ended June 30, 2017, the Company issued 299,200 shares to Costamare Shipping Services Ltd. On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 14). Under the plan, the Company has issued to its common stockholders 4,194,448 shares, in aggregate. As at June 30, 2017, the aggregate issued share capital was 105,990,448 common shares. At June 30, 2017, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 53.8% of the outstanding common shares, in the aggregate. Furthermore, (i) on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (ii) on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share and (iii) on May 13, 2015, the Company completed a public offering of 4,000,000 shares of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2016 and June 30, 2017, the Company owned and/or operated a fleet of 53 and 54 container vessels, respectively, with a total carrying capacity of approximately 314,423 and 323,407 twenty-foot equivalent units (“TEU”), respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long-, medium- and short-term time charters.

At June 30, 2017, Costamare had 67 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except five incorporated in the Republic of the Marshall Islands.

Revenues for the six-month periods ended June 30, 2016 and 2017, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2016	2017
A	27%	29%
B	30%	29%
C	13%	16%
D	18%	20%
Total	88%	94%

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on March 14, 2017.

6

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

These unaudited interim consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2017, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2017.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2016. There have been no material changes to these policies in the six-month period ended June 30, 2017, except as discussed below.

On January 1, 2017, the Company adopted Accounting Standard Update (“ASU”) No. 2015-11 - Inventory (Topic 330) effective for the fiscal year ending December 31, 2017 and interim periods within this fiscal year. The adoption of this guidance has had no impact on the Company's results of operations, cash flows and net assets for any period.

On January 1, 2017, the Company adopted ASU No. 2016-07 - Investments - Equity Method and Joint Ventures (Topic 323) effective for the fiscal year ending December 31, 2017 and interim periods within this fiscal year. The adoption of this guidance has had no impact on the Company's results of operations, cash flows and net assets for any period.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company will adopt the standard as of January 1, 2018 and is in the process of validating aspects of its preliminary assessment of ASU 2014-09, determining the transitional impact and completing other items required for the adoption of ASU 2014-09.  The Company is considering the business assumptions, processes, systems and controls to fully determine revenue recognition and disclosure under the new standard. The Company’s initial assessment may change as the Company continues to review the new guidance.

New Accounting Pronouncements Not Yet Adopted

In January 2017, the FASB issued ASU 2017-01 - Business Combinations (Topic 805) to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance, the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period (i) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and (ii) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-03 - Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323). The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to the Company’s Consolidated Financial Statements was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance will not have a material effect on the Company’s Consolidated Financial Statements.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer and, as such, is not part of the consolidated group of the Company, but is a related party. Costamare Shipping provides the Company with general administrative services and certain commercial services.

7

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), or through or together with third party sub-managers, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of the Company’s containerships in exchange for a daily fee for each containership.

On March 3, 2015, the Company entered into an amended and restated management agreement with Costamare Shipping (the “Group Management Agreement”) which, among other things, extended the term of the agreement such that it automatically renewed for 10 consecutive one-year periods until December 31, 2025 (rather than five consecutive periods until December 31, 2020), removed the annual 4% increase of the fee payable in respect of each containership managed by Costamare Shipping, and in respect of the flat fee for the supervision of each newbuild ordered by the Company beginning in the first quarter of 2015, provided for an annual fee to Costamare Shipping of $2,500 and 598,400 shares payable quarterly in arrears. No separate payment is made for the services of the Company’s executive officers (prior to 2015, the Company paid Costamare Shipping $1,000 annually for such services). The Group Management Agreement has been terminated on November 2, 2015.

On November 2, 2015, the Company entered into a Framework Agreement with Costamare Shipping (the “Framework Agreement”) and its vessel-owning subsidiaries entered into a Services Agreement with Costamare Services (the “Services Agreement”), a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation under the Group Management Agreement (until November 2, 2015) or the Services Agreement.

Pursuant to the Group Management Agreement (which was effective until November 2, 2015), the Framework Agreement and the Services Agreement (each of which became effective on November 2, 2015), Costamare Shipping and Costamare Services received (i) for each containership which is not subject to a bareboat charter a daily fee of $0.956 since January 1, 2015, and for each containership subject to a bareboat charter a daily fee of $0.478 since January 1, 2015, in each case prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet and (iv) an annual fee of $2,500 and 598,400 shares as noted above. Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

After the initial term of the Framework Agreement and the Services Agreement, which expired on December 31, 2015, the Company is able to terminate both agreements, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. Since April 2013, the Cell provides technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company’s container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee.

The Cell also offers ship management services to third-party owners. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping (i) prior to November 2, 2015, under the Group Management Agreement, and (ii) since November 2, 2015, under the Framework Agreement. As at June 30, 2017, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services to 21 of Costamare’s vessels.

8

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

Management fees charged by Costamare Shipping in the six-month periods ended June 30, 2016 and 2017, amounted to $9,570 and $9,387 respectively and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, Costamare Shipping and Costamare Services charged (i) $1,579 for the six-month period ended June 30, 2017 ($1,798 for the six-month period ended June 30, 2016), representing a fee of 0.75% on all gross revenues, as provided in the Group Management Agreement and from November 2, 2015, the Framework Agreement and the Services Agreement, as applicable, which is separately reflected as Voyage expenses-related parties in the accompanying consolidated statements of income, (ii) $1,250, which is included in General and administrative expenses – related parties in the accompanying consolidated statement of income for the six-month period ended June 30, 2017 ($1,250 for the six-month period ended June 30, 2016) and (iii) $2,078 representing the fair value of 299,200 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statement of income for the six-month period ended June 30, 2017 ($2,746 for the six-month period ended June 30, 2016). Furthermore, in accordance with the management agreement with V.Ships Greece and a third-party manager, V.Ships Greece and the third-party manager have been provided with the amount of $1,725 ($75 per vessel) as working capital security, which is included in Accounts receivable, non-current, in the accompanying consolidated balance sheets.

During the six-month periods ended June 30, 2016 and 2017, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 8 and 9) the amounts of $1,242 and $2,176, respectively for services provided in accordance with the respective management agreements.

The balance due from Costamare Shipping at December 31, 2016 and June 30, 2017, amounted to $2,841 and $3,928, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2016 and June 30, 2017, amounted to $191 and $202, respectively, and is reflected as Due to related parties in the accompanying consolidated balance sheets.

(b) Ciel Shipmanagement S.A. (“CIEL”): CIEL, a company incorporated in the Republic of Liberia, is wholly-owned by the Company’s Chairman and Chief Executive Officer. CIEL is not part of the consolidated group of the Company. CIEL provided the Company’s vessels, through to April 2013, certain ship management services such as technical support and maintenance, financial and accounting services. From April 2013 until November 2, 2015, CIEL provided services in respect of the Rena wreck. The balance due from CIEL at December 31, 2016 and June 30, 2017 amounted to $606 and $nil, respectively and is included in Due from related parties in the accompanying consolidated balance sheets.

(c) Shanghai Costamare Ship Management Co., Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager. Shanghai Costamare is a company incorporated in the People’s Republic of China and is not part of the consolidated group of the Company but is a related party. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels, have been subcontracted from Costamare Shipping to Shanghai Costamare. As of June 30, 2017, Shanghai Costamare provided such services to 14 (15 as of December 31, 2016) of the Company’s containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2016 and June 30, 2017.

4. Other Non-Current Assets:

As of July 16, 2014, Zim Integrated Services (“Zim”) and its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, entered into definitive documentation to restructure its debt. Based on this agreement, the Company received equity securities representing 1.2% of Zim’s equity and $8,229 aggregate principal amount of unsecured interest-bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received by Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off in 2014.

9

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

The Company accounts on a quarterly basis, for the fair value unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the six-month period ended June 30, 2017, the Company recorded $348 in relation to their fair value unwinding ($321 for the six-month period ended June 30, 2016), which is included in “Interest income” in the consolidated statement of income for the six-month period ended June 30, 2017. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes, reducing the principal to $1,406. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at June 30, 2017, which approximates their fair value as of such date. These financial instruments are not measured at fair value on a recurring basis. As of June 30, 2017, the Company has assessed for other than temporary impairment of its investment in Series 1 and Series 2 Notes and has concluded that no impairment should be recorded.

The Zim equity securities are carried at cost less impairment, which at inception approximates the fair value of the instruments considering that it related to a nonmonetary exchange (as described above). As of December 31, 2016, in accordance with the accounting guidance relating to loss in value of an investment that is other than a temporary decline, the Company recognized an impairment loss of $4,000 on its investment in equity securities in Zim. The value of the investment in equity securities in Zim is based on management’s best estimate of the realizable value of the investment and involved the use of internal inputs and assumptions (Level 3 inputs of the fair value hierarchy) which included management’s consideration of the current freight market, its medium term prospects and the effects of the operational and commercial restructuring that Zim has proceeded within 2016 (Level 3 inputs of the fair value hierarchy). No dividends have been received from Zim since July 16, 2014. As of June 30, 2017, the Company has assessed for other than temporary impairment of its investment in equity securities in Zim and has concluded that no impairment should be recorded.

5. Inventories:

Inventories of $11,415 and $10,360 in the accompanying balance sheets at December 31, 2016 and June 30, 2017, respectively relate to bunkers, lubricants and spare parts.

6. Vessels, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2017	$2,688,887	$(1,000,602)	$1,688,285
Depreciation	-	(42,215)	(42,215)
Vessel acquisitions and other vessels’ costs	54,523	-	54,523
Disposals, transfers and other movements	(96,889)	40,281	(56,608)
Balance, June 30, 2017	$2,646,521	$(1,002,536)	$1,643,985

During the six-month period ended June 30, 2017, the Company acquired the 2014-built, 4,957 TEU secondhand containerships Leonidio and the Kyparissia and the 2005-built, 7,471 TEU secondhand containership Maersk Kowloon.

On June 19, 2017, the Company entered into two financing agreements with a financial institution for Leonidio and Kyparissia (Note 11).

10

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

During the six-month period ended June 30, 2017, the Company sold for scrap the container vessel Marina at a price of $4,670, delivered to its scrap buyers the container vessel Romanos (ex. MSC Romanos) and recognized a loss of $3,638 in aggregate, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying 2017 consolidated statement of income. On June 30, 2017, the Company decided to make arrangements to sell the vessel Mandraki (ex. MSC Mandraki). At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel Mandraki as “held for sale” were met. As at June 30, 2017, the amount of $7,035, separately reflected in Vessel held for sale in the 2017 consolidated balance sheet, represents the fair market value of the vessel based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell the vessel and the vessel’s carrying value (including the unamortized balance of its dry-docking cost), amounting to $2,732, is separately reflected in Loss on vessel held for sale in the 2017 consolidated statement of income.

Forty-six of the Company’s vessels, with a total carrying value of $1,636,384 as of June 30, 2017, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the seven vessels under the sale and leaseback transaction described in Note 11.

7. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Dry-docking and Special Survey Costs
Balance, January 1, 2017	$20,367
Additions	1,802
Amortization	(3,911)
Write-off	(2)
Balance, June 30, 2017	$18,256

During the six-month period ended June 30, 2016, six vessels underwent and completed their special survey. During the six-month period ended June 30, 2017, three vessels underwent and completed their special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

8. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), entered into a Framework Deed (the “Framework Deed”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed, the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.

Under the terms of the Framework Deed, York agreed to invest up to $250 million in mutually agreed vessel acquisitions and Costamare Ventures agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions. Depending on the amount Costamare Ventures elected to invest, it was expected that it would hold between 25% and 49% of the equity in the entities that would be formed under the Framework Deed and York would hold the balance. The Framework Deed was to terminate on its sixth anniversary or upon the occurrence of certain extraordinary events as described therein.

The Framework Deed was amended and restated by an Amendment and Restatement Deed dated May 18, 2015 (the “Restated Framework Deed”). Pursuant to the Restated Framework Deed, there is no minimum and maximum amount to be invested by Costamare Ventures or York, both Costamare Ventures and York can invest between 25% and 75% in the equity of the entities formed under the Restated Framework Deed, the commitment period has been extended up to May 18, 2020 and the termination of the Restated Framework Deed will occur on May 18, 2024, or upon the occurrence of certain extraordinary events as described therein.

11

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

On termination and on the occurrence of certain extraordinary events, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides ship management and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. As at June 30, 2017, the Company holds a range of 25% to 49% of the capital stock of eighteen jointly-owned companies formed pursuant to the Restated Framework Deed with York (Note 9). The Company accounts for the entities formed under the Restated Framework Deed as equity investments.

9. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

		Participation % June 30,	Date Established /Acquired
Entity	Vessel/Hull	2017
Steadman Maritime Co.	Ensenada	49%	July 1, 2013
Marchant Maritime Co.	Padma	49%	July 8, 2013
Horton Maritime Co.	Petalidi	49%	June 26, 2013
Smales Maritime Co.	Elafonisos	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Kemp Maritime Co.	Cape Akritas	49%	June 6, 2013
Hyde Maritime Co.	Cape Tainaro	49%	June 6, 2013
Skerrett Maritime Co.	Cape Artemisio	49%	December 23, 2013
Ainsley Maritime Co.	Cape Kortia	25%	June 25, 2013
Ambrose Maritime Co.	Cape Sounio	25%	June 25, 2013
Benedict Maritime Co.	Triton	40%	October 16, 2013
Bertrand Maritime Co.	Titan	40%	October 16, 2013
Beardmore Maritime Co.	Talos	40%	December 23, 2013
Schofield Maritime Co.	Taurus	40%	December 23, 2013
Fairbank Maritime Co.	Theseus	40%	December 23, 2013
Platt Maritime Co.	Hull YZJ1206	49%	May 18, 2015
Sykes Maritime Co.	Hull YZJ1207	49%	May 18, 2015

During the year ended December 31, 2016, Costamare Ventures contributed $613 to the equity of Steadman Maritime Co. During the six-month period ended June 30, 2017 Costamare Ventures contributed $693 to the equity of Steadman Maritime Co. During the year ended December 31, 2016, the Company received $613 in the form of a special dividend from Horton Maritime Co. and Marchant Maritime Co. During the six-month period ended June 30, 2017, the Company received $270 in the form of a special dividend from Horton Maritime Co.

During the six-month period ended June 30, 2017, Costamare Ventures contributed $3,130, in the aggregate, to the equity of Kemp Maritime Co. and Hyde Maritime Co. In June 2016, both companies, as joint and several borrowers, signed a loan agreement with a bank for an amount up to $88,000, in aggregate, to partly finance the construction cost of the two newbuild vessels. The Company, Costamare Ventures and York through its affiliate Bluebird Holdings L.P., participate as corporate guarantors (Note 13 (c)).

During the year ended December 31, 2016, Costamare Ventures contributed $4,662, in the aggregate, to the equity of Ainsley Maritime Co. and Ambrose Maritime Co. During the six-month period ended June 30, 2017, Costamare Ventures contributed $498, in the aggregate, to the equity of these two entities. In August 2016, these two companies, as joint and several borrowers, signed a loan agreement with a bank for an amount up to $86,600, in aggregate, to partly finance the construction cost of the two newbuild vessels. The Company, Costamare Ventures and York, through its affiliate Bluebird Holdings L.P., participate as corporate guarantors (Note 13 (c)).

During the year ended December 31, 2016, Costamare Ventures contributed, in aggregate, $25,323 to Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co.

12

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

In December 2016, the shareholders of Connell Maritime Co. have decided to dissolve the company. During the year ended December 31, 2016, Costamare Ventures contributed $463 to the equity of Smales Maritime Co.

During the year ended December 31, 2016, Costamare Ventures contributed to Skerrett Maritime Co., in the aggregate, $218. During the six-month period ended June 30, 2017 Costamare Ventures contributed $798, in the aggregate, to the equity of Geyer Maritime Co. and $1,278 to the equity of Skerrett Maritime Co. Costamare Ventures also participated with a 49% interest to the equity of Goodway Maritime Co., for the acquisition of the secondhand vessel Monemvasia, which was delivered in February 2016, by contributing, in the aggregate, $637 during the year ended December 31, 2015 and $2,925 during the year ended December 31, 2016.

During the year ended December 31, 2016, the Company contributed, in the aggregate, the amount of $427 to Platt Maritime Co. and Sykes Maritime Co. During the six-month period ended June 30, 2017, Costamare Ventures contributed $649, in the aggregate, to the equity of these two entities.

For the six-month periods ended June 30, 2016 and 2017, the Company recorded net loss of $405 and net gain of $887, respectively on equity method investments, which are separately reflected as Equity gain / (loss) on investments in the accompanying consolidated statements of income. Costamare Ventures has provided Marchant Maritime Co., Horton Maritime Co. and Steadman Maritime Co. with certain cash advances. As of December 31, 2016 and June 30, 2017, the balance due from these companies amounted to $nil.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2016	June 30, 2017
Non-current assets	$952,458	$1,091,272
Current assets	35,993	62,546
Total assets	$988,451	$1,153,818

Current liabilities	$39,428	$54,421

	Six-month periods ended June 30,
	2016	2017
Voyage revenue	10,333	55,065
Net income / (loss)	$(966)	$2,721

13

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)	December 31, 2016	June 30, 2017
A. Credit Facility	$406,103	$361,157
B. Term Loans:
1. Mas Shipping Co.	22,375	18,250
2. Montes Shipping Co. and Kelsen Shipping Co.	54,000	42,000
3. Costamare Inc.	50,313	28,875
4. Costamare Inc.	-	-
5. Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	178,264	170,624
6. Raymond Shipping Co. and Terance Shipping Co.	115,964	110,507
7. Costamare Inc.	53,475	43,127
8. Uriza Shipping S.A.	36,833	34,667
9. Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation	109,000	101,000
10. Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A.	32,000	28,240
	652,224	577,290
Total	$1,058,327	$938,447
Less: Deferred financing costs	(3,720)	(3,004)
Total long-term debt, net	1,054,607	935,443
Less: Long-term debt current portion	(199,637)	(182,189)
Add: Deferred financing costs, current portion	1,360	1,228
Total long-term debt, non-current, net	$856,330	$754,482

A. Credit Facility: In July 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin.

On September 28, 2016, the Company entered into a ninth supplemental agreement, which extended the Facility maturity date to June 30, 2021, waived the security requirement covenant of the principal agreement and mortgaged four additional vessels in favor of the lending banks. Under the supplemental agreement, the outstanding balance of the Facility as of June 30, 2017, is repayable in 15 equal, consecutive quarterly installments, of $22,473 each plus a final installment of $24,062.

The Facility, as of June 30, 2017, was secured with, among others, first priority mortgages over 22 of the Company’s vessels, first-priority assignment of vessels’ insurances and earnings, charter party assignments, first-priority pledges over the operating accounts of the vessels and corporate guarantees of 22 ship-owning companies.

The Facility and certain of the term loans described under Note 10.B below include, among others, financial covenants requiring: (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to exceed 0.75 to 1.00, (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not to be less than 2.50 to 1.00 and (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceeds the Total Liabilities, to exceed $500,000. The Company’s other term loans described under Note 10.B below also contain financial covenants requiring the ratio of net funded debt to total net assets ratio not to exceed 80% on a charter inclusive valuation basis as well as financial covenants that are either equal to or less stringent than the aforementioned financial covenants.

B. Term Loans:

1. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of the vessel Maersk Kokura. As at June 30, 2017, the outstanding balance of the loan of $18,250 is repayable in two equal semi-annual installments of $4,125, each from August 2017 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

14

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

2. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. On January 27, 2016, both companies (each a subsidiary of Costamare) entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding loan amount of $66,000 and amend the repayment schedule. On June 19, 2017, the Company prepaid $6,000 on the then outstanding balance. As at June 30, 2017, the outstanding balance of the loan of $42,000 is repayable in six consecutive semi-annual installments of $5,000, each from June 2018 until December 2020 and a balloon payment of $12,000 payable together with the last installment.

3. In November 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. As of June 30, 2017, the Company had drawn the amount of $38,500 (Tranche A), the amount of $42,000 (Tranche B), the amount of $21,000 (Tranche C), the amount of $7,470 (Tranche D) and the amount of $7,470 (Tranche E) under this term loan agreement in order to finance part of the acquisition cost of the vessels MSC Romanos, MSC Methoni, MSC Ulsan, MSC Koroni and MSC Itea, respectively. As at June 30, 2017, the outstanding balance of the Tranche (B) of the loan of $18,900 is repayable in 10 equal quarterly installments of $1,050 from July 2017 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at June 30, 2017, the outstanding balance of the Tranche (C) of the loan of $9,975 is repayable in 11 equal quarterly installments of $525 from August 2017 to February 2020 and a balloon payment of $4,200 payable together with the last installment. On May 21, 2014, the then outstanding balance of $4,202 of the Tranche (D) of the loan was fully repaid and on May 29, 2015, the then outstanding balance of $2,334 of the Tranche (E) of the loan was fully repaid. On January 24, 2017, the then outstanding balance of Tranche (A) of the loan of $18,288 was fully repaid.

4. In April 2011, Costamare, as borrower, concluded a credit facility with a bank, for an amount up to $140,000 to finance part of the construction cost of the MSC Athens and the MSC Athos. Through December 31, 2013, the Company had drawn $133,700 in the aggregate for the two vessels, which were delivered in March and April 2013, respectively. On July 6, 2016 and July 15, 2016, the outstanding balance of the loan was fully repaid with the proceeds from the sale and leaseback transaction described in Note 11.

5. In August 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the construction cost of their respective vessels. The facility has been drawn down in three tranches. As at June 30, 2017, the aggregate outstanding balance of tranches (a) and (b) of $112,051 relating to the Valor and the Valiant is each repayable in 12 equal quarterly installments for each tranche of $1,273.4 from July 2017 to June 2020 and a balloon payment for each tranche of $40,744.8 payable together with the last installment. As at June 30, 2017, the outstanding balance of the tranche (c) of $58,572 relating to the Vantage is repayable in 14 equal quarterly installments of $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 from August 2017 to November 2020.

6. In October 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company, concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 to finance part of the acquisition cost of their respective vessels. As at June 30, 2017, the outstanding balance of the tranche (a) of $54,571 relating to the Value is repayable in 12 equal quarterly installments of $1,364.3 from September 2017 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As at June 30, 2017, the outstanding balance of tranche (b) of the loan of $55,936 relating to the Valence is repayable in 13 equal quarterly installments of $1,364.3 from August 2017 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment.

7. In October 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. The Company repaid in July 2016 the amount of $3,835 due to the sale of Karmen and in February 2017 the amount of $4,918 due to the sale of Marina. As at June 30, 2017, the outstanding balance of $43,127 is repayable in six equal quarterly installments of $2,715 from September 2017 to December 2018 and a balloon payment of $26,837 payable together with the last installment.

8. On May 6, 2016, Uriza Shipping S.A., entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016 the Company drew the amount of $39,000. As of June 30, 2017, the outstanding balance of $34,667 is repayable in 16 equal quarterly installments of $1,083.3, from August 2017 to May 2021 and a balloon payment of $17,333.3 payable together with the last installment.

15

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

9. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. On August 10, 2016, Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation entered into a loan agreement with a bank in order to extend the repayment and amend the repayment profile of the then outstanding loans in the amounts of $116,500 in aggregate. As of June 30, 2017, the outstanding balance of $101,000 is repayable in 17 variable quarterly installments, from August 2017 to August 2021 and a balloon payment of $43,500 payable together with the last installment.

10. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. On December 22, 2016, Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A. entered into a new loan agreement with a bank in order to fully refinance the then outstanding loan of $37,500 and finance the working capital needs of the Finch Shipping Co. and Joyner Carriers S.A. As of June 30, 2017, the outstanding balance of $28,240 is repayable in 18 variable quarterly installments, from September 2017 to December 2021 and a balloon payment of $11,680 payable together with the last installment.

The Company considered the provisions of ASC 470-50 Debt: Modifications and Extinguishments for the loans discussed above in A, B.2 and B.9, which were accounted for as loan modifications.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 80% to 130% and restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual repayments under the Credit Facility and the Term loans after June 30, 2017, are in the aggregate as follows:

Year ending December 31,	Amount
2017	$84,675
2018	206,866
2019	160,819
2020	352,291
2021	133,796
Total	$938,447

The interest rate of Costamare’s long-term debt as at December 31, 2016 and June 30, 2017, was in the range of 1.98%-6.04% and 2.20%-6.01%, respectively. The weighted average interest rate as at December 31, 2016 and June 30, 2017, was 4.7% and 4.8%, respectively.

Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Notes 16 and Note 18) for the six-month periods ended June 30, 2016 and 2017, amounted to $26,613 and $23,606, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income.

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COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

C. Financing Costs

The amounts of financing costs included in the loan balances and capital lease obligations (Note 11) are as follows:

Financing costs
Balance, January 1, 2017	$7,300
Additions	1,147
Amortization	(1,068)
Balance, June 30, 2017	$7,379
Less: Current portion of financing costs	(2,087)
Financing costs, non-current portion	$5,292

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).

11. Capital Leased Assets and Capital Lease Obligations:

Between January and April 2014, the Company took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi. Upon the delivery of each vessel, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to these vessels by entering into a ten-year sale and leaseback transaction for each vessel. The shipbuilding contracts were novated to the financial institution for an amount of $85,572 each.

On July 6, 2016 and July 15, 2016 the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the MSC Athos and the MSC Athens (Note 10.B.4), by entering into a seven-year sale and leaseback transaction for each vessel.

On June 19, 2017, the Company entered into two seven-year sale and leaseback transactions with a financial institution for the Leonidio and Kyparissia (Note 6).

The sale and leaseback transactions were classified as capital leases. As the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was classified as prepaid lease rentals or as unearned revenue. In this respect, in 2016, an aggregate amount of $26,390 (including the net settlements on interest rate swaps qualifying for hedge accounting of $1,076) was transferred to prepaid lease rentals and in 2017, an aggregate amount of $4,481 was transferred to unearned revenue (Note 12.b).

The total value of the vessels, at the inception of the capital lease transactions, was $452,564, in the aggregate. The depreciation charged during the six-month periods ended June 30, 2016 and 2017, amounted to $3,770 and $6,269, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2016 and June 30, 2017, accumulated depreciation amounted to $23,692 and $29,961, respectively, and is included in Capital leased assets, in the accompanying consolidated balance sheets. As of December 31, 2016 and June 30, 2017, the net book value of the vessels amounted to $384,872 and $422,603, respectively, and is separately reflected as Capital leased assets, in the accompanying consolidated balance sheets.

17

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

The balance of prepaid lease rentals, as of December 31, 2016 and June 30, 2017, is as follows:

	December 31, 2016	June 30, 2017
Prepaid lease rentals	$40,811	$60,422
Additions	26,390	-
Less: Amortization of prepaid lease rentals	(6,779)	(4,340)
Prepaid lease rentals	$60,422	$56,082
Less: current portion	(8,752)	(8,752)
Non-current portion	$51,670	$47,330

The capital lease obligations amounting to $392,959 as at June 30, 2017 are scheduled to expire through 2024 and include a bargain purchase option to repurchase the vessels at any time during the charter period. Total interest expenses incurred on capital leases for the six-month periods ended June 30, 2016 and 2017 amounted to $8,177 and $10,538, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income. Finance lease obligations of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

The annual lease payments under the capital leases after June 30, 2017, are in the aggregate as follows:

Year ending December 31,	Amount
2017	$25,096
2018	49,798
2019	49,798
2020	49,895
2021	49,798
2022 and thereafter	253,339
Total	$477,724
Less: Amount of interest (MSC Azov, MSC Ajaccio, MSC Amalfi, Leonidio and Kyparissia)	(84,765)
Total lease payments	$392,959
Less: Financing costs, net	(4,375)
Total lease payments, net	$388,584

The total capital lease obligations, net of related financing costs, are presented in the accompanying June 30, 2017, consolidated balance sheet as follows:

Capital lease obligation – current	$33,210
Less: current portion of financing costs	(859)
Capital lease obligation – non-current	359,749
Less: non-current portion of financing costs	(3,516)
Total	$388,584

12. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2016 and June 30, 2017, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates.

18

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

As at December 31, 2016, the net accrued charter revenue, totaling to ($27,639), comprises $408 separately reflected in Current assets, $185 separately reflected in Non-current assets, and ($28,232) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2016 consolidated balance sheet. As at June 30, 2017, the net accrued charter revenue, totaling to ($22,040), comprises $391 separately reflected in Current assets and ($22,431) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2017 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2017	$(5,714)
2018	(8,922)
2019	(6,602)
2020	(802)
Total	$(22,040)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2016 and June 30, 2017, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the deferred gain from the sale and leaseback transactions discussed in Note 11 above, net of amortization of ($20), which is included in Amortization of prepaid lease rentals, net in the 2017 accompanying statements of income .

	December 31, 2016	June 30, 2017
Hires collected in advance	$7,924	$5,143
Deferred gain, net	-	4,461
Charter revenue resulting from varying charter rates	28,232	22,431
Total	$36,156	$32,035
Less current portion	(19,668)	(17,087)
Non-current portion	$16,488	$14,948

13. Commitments and Contingencies:

(a) Time charters: As at June 30, 2017, the Company has entered into time charter arrangements for all of its vessels in operation, with international liner operators. These arrangements as at June 30, 2017, have remaining terms of up to 90 months. After June 30, 2017, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancelable, time charter contracts, are as follows:

Year ending December 31,	Amount
2017	$182,557
2018	218,202
2019	138,512
2020	110,092
2021	101,462
2022 and thereafter	164,623
Total	$915,448

19

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

(b) Capital Commitments: Pursuant to the Restated Framework Deed the Company has a contractual commitment of approximately $2,137 representing 49% of the remaining construction cost of two vessels under construction (Note 9).

(c) Debt guarantees with respect to entities formed under the Framework Deed: Costamare agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Kemp Maritime Co. and Hyde Maritime Co., which were formed under the Framework Deed and own Cape Kortia, Hull NCP0116, Cape Akritas and Cape Tainaro respectively. As at June 30, 2017, Costamare has guaranteed $88,000 of debt relating to Kemp Maritime Co. and Hyde Maritime Co. (Note 9) and $86,600 of the debt relating to Ainsley Maritime Co. and Ambrose Maritime Co. (Note 9). As security for providing the guarantee, in the event that Costamare is required to pay under any guarantee, Costamare is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration.

(d) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

14. Common Stock and Additional Paid-In Capital:

(a) Common Stock: On December 5, 2016, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect, 12,000,000 shares at par value $0.0001 were issued at a public offering price of $6.00 per share. The net proceeds of the follow-on offering were $69,037.

During the year ended December 31, 2016, the Company issued 598,400 shares, in aggregate, at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). On March 30, 2017 and June 30, 2017 the Company issued 299,200 shares in aggregate at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the six-month period ended June 30, 2017.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in Company common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2016, the Company issued 2,428,081 shares in aggregate at par value of $0.0001 to its common stockholders, at an average price of $8.043837 per share. During the six-month period ended June 30, 2017, the Company issued 1,766,367 shares at par value of $0.0001 to its common stockholders, at an average price of $6.2117 per share.

On May 31, 2017 the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 13,500,000 shares at par value $0.0001 were issued at a public offering price of $7.10 per share, increasing the issued share capital to 105,840,848 shares. The net proceeds of the follow-on offering were $91,675.

As at June 30, 2017, the aggregate issued share capital was 105,990,448 common shares.

20

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

(b) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015, December 2016 and May 2017 and the net proceeds received from the issuance of such shares, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3) and (iv) the difference between the par value of the shares issued under the Plan.

(c) Dividends declared and / or paid: During the six-month period ended June 30, 2016, the Company declared and paid to its common stockholders (i) $21,866 or $0.29 per common share for the fourth quarter of 2015 and (ii) $21,908 or $0.29 per common share for the first quarter of 2016. During the six-month period ended June 30, 2017, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $3,619 in cash and issued 1,014,550 shares pursuant to the Plan for the fourth quarter of 2016 and (ii) $3,610 in cash and issued 751,817 shares pursuant to the Plan for the first quarter of 2017.

During the six-month period ended June 30, 2016, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2015 to January 14, 2016 and $953 or $0.476563 per share for the period from January 15, 2016 to April 14, 2016. During the six-month period ended June 30, 2017, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2016 to January 14, 2017 and $953 or $0.476563 per share for the period from January 15, 2017 to April 14, 2017.

During the six-month period ended June 30, 2016, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2015 to January 14, 2016 and $2,125 or $0.531250 per share for the period from January 15, 2016 to April 14, 2016. During the six-month period ended June 30, 2017, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2016 to January 14, 2017 and $2,125 or $0.531250 per share for the period from January 15, 2017 to April 14, 2017.

During the six-month period ended June 30, 2016, the Company declared and paid to its holders of Series D Preferred Stock $2,188 or $0.546875 per share for the period from October 15, 2015 to January 14, 2016 and $2,188 or $0.546875 per share for the period from January 15, 2016 to April 14, 2016. During the six-month period ended June 30, 2017, the Company declared and paid to its holders of Series D Preferred Stock $2,188 or $0.546875 per share for the period from October 15, 2016 to January 14, 2017 and $2,188 or $0.546875 per share for the period from January 15, 2017 to April 14, 2017.

15. Earnings per share (EPS)

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock during both the six-month periods ended June 30, 2016 and 2017, amounted to $10,473.

	For the six-month periods ended June 30,
	2016	2017
	Basic EPS	Basic EPS
Net income	$72,038	$46,063
Less: paid and accrued earnings allocated to Preferred Stock	(10,473)	(10,473)
Net income available to common stockholders	61,565	35,590
Weighted average number of common shares, basic and diluted	75,474,844	93,851,789
Earnings per common share, basic and diluted	$0.82	$0.38

21

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

16. Interest and Finance Costs:

The interest and finance costs in the accompanying consolidated statements of income are as follows:

	For the six-month periods ended June 30,
	2016	2017
Interest expense	$23,301	$27,685
Swap effect	11,489	6,459
Amortization and write-off of financing costs	885	1,068
Bank charges and other financing costs	1,001	126
Total	$36,676	$35,338

17. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation the relevant vessel-owning companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended.

18. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize its exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of the effectiveness of these interest rate swaps are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in “Other comprehensive income” and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

At December 31, 2016 and June 30, 2017, the Company had interest rate swap agreements with an outstanding notional amount of $783,403 and $719,750, respectively. The fair value of these interest rate swaps outstanding at December 31, 2016 and June 30, 2017 amounted to a liability of $10,459 and a liability of $5,745, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between June 2018 and May 2023.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on interest rate swaps amounts to $8,601.

22

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2016 and June 30, 2017, the Company had interest rate swap agreements with an outstanding notional amount of $199,846 and $94,799, respectively, for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2016 and June 30, 2017, was a liability of $4,855 and a liability of $1,996, respectively, and these are included in Fair value of derivatives in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between August 2018 and August 2020.

(c) Foreign currency agreements: As of June 30, 2017, the Company was engaged in four Euro/U.S. dollar forward agreements totaling $10,000 at an average forward rate of Euro/U.S. dollar 1.098 expiring in monthly intervals up to October 2017.

As of December 31, 2016, the Company was engaged in three Euro/U.S. dollar forward agreements totaling $9,000 at an average forward rate of Euro/U.S. dollar 1.0653 expiring in monthly intervals up to March 2017.

The total change of forward contracts fair value for the six-month period ended June 30, 2017, was a gain of $501 (loss of $158 for the six-month period ended June 30, 2016) and is included in Loss on derivative instruments, net in the accompanying consolidated statements of income.

The Effect of Derivative Instruments for the six-month periods ended June 30, 2016 and 2017
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)		Location of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2016	2017		2016	2017
Interest rate swaps	$(14,550)	$(1,364)	Loss on derivative instruments, net	$-	$-
Reclassification to Interest and finance costs	11,489	6,459		-	-
Total	$(3,061)	$5,095		$-	$-

Derivatives Not Designated as Hedging Instruments and ineffectiveness of Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2016	2017
Non hedging interest rate swaps	Loss on derivative instruments, net	$(4,101)	$(897)
Ineffective portion of hedging interest rate swaps	Loss on derivative instruments, net	-	-
Forward contracts	Loss on derivative instruments, net	(158)	501
Total		$(4,259)	$(396)

The realized loss on non-hedging interest rate swaps included in “Loss on derivative instruments, net” amounted to $4,343, and $1,625 for the six-month periods ended June 30, 2016 and 2017, respectively.

23

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

19. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with financial institutions of high credit ratings. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, equity method investments and equity and debt securities by performing ongoing credit evaluations of its customers’ and investees’ financial condition and generally does not require collateral for its accounts receivable.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the interest rate swap agreements and the foreign currency agreements discussed in Note 18 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2016 and June 30, 2017, the fair value of these interest rate swaps in aggregate amounted to a liability of $15,314 and $7,741, respectively.

The fair market value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2016 and June 30, 2017, amounted to a liability of $85 and an asset of $416, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-liability position	$(85)	$-	$(85)	$-
Interest rate swaps-liability position	(15,314)	-	(15,314)	-
Total	$(15,399)	$-	$(15,399)	$-

	June 30, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-asset position	$416	$-	$416	$-
Interest rate swaps-liability position	(7,741)	-	(7,741)	-
Total	$(7,325)	$-	$(7,325)	$-

24

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2016 and 2017

(Expressed in thousands of U.S. dollars, except share and per share data)

20. Comprehensive Income:

During the six-month period ended June 30, 2016, Other comprehensive income decreased with net losses of $3,010 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $14,550), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $11,489) and, (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($51).

During the six-month period ended June 30, 2017, Other comprehensive income increased with net gains of $5,126 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $1,364), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $6,459) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($31).

As at June 30, 2016 and June 30, 2017, Comprehensive income amounted to $69,028 and $51,189, respectively. The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the net settlements on interest rate swaps amounts to $8,601.

21. Subsequent Events:

(a)	Declaration and Payment of Dividends (common stock): On July 3, 2017, the Company declared a dividend for the second quarter ended June 30, 2017, of $0.10 per share on its common stock, payable on August 7, 2017, to stockholders of record on July 24, 2017.

(b)	Declaration and Payment of Dividends (preferred stock Series B, Series C and Series D): On July 3, 2017, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock and a dividend of $0.546875 per share on its Series D Preferred Stock which were all paid on July 17, 2017 to holders of record on July 14, 2017.

(c)	Loan Prepayments: On July 21, 2017 and August 3, 2017, the Company prepaid the amounts of $8,000 and $1,000 in relation to the loans discussed in Note 10.B.9 and Note 10.B.1, respectively.

(d)	New Loan Agreement: On August 1, 2017, Nerida Shipping Co., a wholly owned subsidiary of the Company, entered into a loan agreement with a bank for an amount of up to $17,625 for general corporate purposes.

25